650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

CONFIDENTIAL TREATMENT REQUESTED

BY BOX, INC.: BOX-0005

January 2, 2015

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***]”.

Via EDGAR and Overnight Delivery

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Mark P. Shuman
Edwin Kim
Eiko Yaoita Pyles
Christine Davis

Re:	Box, Inc.
Registration Statement on Form S-1
File No. 333-194767

Ladies and Gentlemen:

On behalf of our client, Box, Inc. (“Box” or the “Company”), and in connection with the submission of a supplemental letter dated December 24, 2014 (the “Prior Letter”), relating to a preliminary price range for the Company’s initial public offering and the related Registration Statement on Form S-1 originally filed with the Securities and Exchange Commission (the “Commission”) on March 24, 2014 (file no. 333-194767), we submit this supplemental letter to the staff of the Commission (the “Staff”) to provide additional information relating to certain equity awards granted by the Company pursuant to the Company’s 2011 Equity Incentive Plan (the “Plan”).

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the

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PALO ALTO    SAN DIEGO    SAN FRANCISCO    SEATTLE    SHANGHAI    WASHINGTON, DC

Securities and Exchange Commission January 2, 2015 Page 2	CONFIDENTIAL TREATMENT REQUESTED BY BOX, INC.: BOX-0005

Company’s letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

For the convenience of the Staff, we are providing to the Staff by overnight delivery copies of this letter.

We supplementally advise the Staff that, on January 2, 2015, the Company’s Board of Directors granted options (“Options”) to purchase an aggregate of 936,000 shares of the Company’s Class B Common Stock. In addition, the Company’s Board of Directors granted other stock-based awards consisting of 1,080,890 Restricted Stock Units and 4,302 Restricted Stock Awards (collectively, the “Restricted Stock”). The Company granted all of the Options and Restricted Stock pursuant to the Plan. The Company’s Board of Directors determined the exercise price per share for the Options was [***], a determination that was informed by a contemporaneous third-party valuation of the Company’s Class B Common Stock that was performed as of December 3, 2014 and issued as final on December 17, 2014.

To determine the fair value of the Class B Common Stock, the Company utilized the Hybrid Method. Under the Hybrid Method, a weighting of 90% was applied to an initial public offering (“IPO”) scenario, given there was more clarity with respect to the Company’s IPO plans, and a 10% weighting was applied to a non-IPO scenario (using the Option Pricing Model method), representing a reasonable level of risk that market conditions or other external or internal factors could prevent or delay a successful IPO. Under the IPO scenario, the fair value was estimated using the market comparable approach with comparable companies generally consistent with those being used by the Company’s underwriters in their recommendation of the preliminary price range of [***] per share, as disclosed in the Prior Letter (the “Preliminary Price Range”), a present value discount rate of 25%, an assumed time to liquidity of 0.14 years and a non-marketability discount of 5%. The IPO scenario resulted in a present value of the Class B Common Stock, on a non-marketable, minority basis of [***] per share.

Under the non-IPO scenario, the fair value was estimated using a time to liquidity event of two years, volatility of 40% and a marketability discount of 20%, resulting in a determination of [***] per share. The concluded overall Hybrid Method share price was [***] per share, and the Company’s Board of Directors determined the exercise price of the Options granted on January 2, 2015 to be [***] per share. While the fair value determination is slightly higher than the Preliminary Price Range, this determination was informed in part by greater weighting of market data from directly comparable companies that have been public for a longer period of time. The companies considered for the determination of the Preliminary Price Range generally included the same companies as those used in the determination of fair value, but the Preliminary Price Range was also informed by market data from recent IPOs to reflect pricing dynamics and indicators that are specific and unique to IPOs of technology companies in the current market environment.

The Company expects that, for determining stock-based compensation for financial reporting purposes, it will use the higher of [***] per share or the midpoint of the price range to be set forth in the Company’s preliminary prospectus as the basis for the fair value of the Options and the Restricted Stock.

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Securities and Exchange Commission January 2, 2015 Page 3	CONFIDENTIAL TREATMENT REQUESTED BY BOX, INC.: BOX-0005

Please direct any questions regarding the Company’s response to me at (650) 565-3890 or ccheng@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Calise Y. Cheng
Calise Y. Cheng

cc:	Aaron Levie, Box, Inc.
Dylan Smith, Box, Inc.
Dan Levin, Box, Inc.
Peter McGoff, Box, Inc.

Steven E. Bochner, Wilson Sonsini Goodrich & Rosati, P.C.
Jose F. Macias, Wilson Sonsini Goodrich & Rosati, P.C.
Jon C. Avina, Wilson Sonsini Goodrich & Rosati, P.C.

Richard A. Kline, Goodwin Procter LLP
Anthony J. McCusker, Goodwin Procter LLP